Exhibit 99.1

Okeanis Eco Tankers Corp. - Mandatory notification of trade

ATHENS, GREECE, August 17, 2026 – Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), has been notified of the following transactions by a fund managed by QVT Financial LP (“QVT”), legal person closely associated with primary insider and Member of the Board of Directors, Daniel Gold:

August 13, 2026: sold 8,539 shares at USD 65.04 per share

August 14, 2026: sold 68,420 shares at USD 59.99 per share

Following the transactions, QVT holds 1,347,038 shares in OET. A Primary Insider notification is enclosed.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

This information is subject to the disclosure requirements pursuant to Regulation EU 596/2014 (MAR) article 19 number 3 and the Norwegian Securities Trading Act section 5-12.